SERVICENOW, INC.

12225 El Camino Real, Suite 100

San Diego, California 92130

June 26, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Matthew Crispino, Staff Attorney David Edgar, Staff Accountant Patrick Gilmore, Accounting Branch Chief

Re:	ServiceNow, Inc. Form S-1 Registration Statement (File No. 333-180486) originally filed March 30, 2012, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-35580)

Acceleration Request

Requested Date:	June 28, 2012

Requested Time:	4:00 PM Eastern Time

Ladies and Gentlemen:

ServiceNow, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Gordon K. Davidson, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292, or in his absence, Mr. Davidson at (650) 335-7237.

Sincerely,

SERVICENOW, INC.

By:	/s/ MICHAEL P. SCARPELLI
Michael P. Scarpelli Chief Financial Officer

cc:	Frank Slootman, Chief Executive Officer
Robert Specker, Esq., General Counsel
Ethan Christensen, Esq., Vice President, Legal
ServiceNow, Inc.

Gordon Davidson, Esq.

Dawn Belt, Esq.

Fenwick & West LLP